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February 27, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos, Esq.

Re:	Schwab Investments (File Nos. 033-37459 and 811-06200) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 132 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 136 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on December 22, 2016. PEA No. 132 incorporates certain changes relating to the adoption of a unitary fee structure for the Schwab 1000 Index Fund and Schwab Treasury Inflation Protected Securities Index Fund, each a series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on January 30, 2017.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 132, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: Please confirm supplementally that the bracketed and blank items in the Registration Statement that were not updated do not represent material information that should have been included in a filing pursuant to Rule 485(a) under the 1933 Act. Please also confirm supplementally that any bracketed or blank items that need to be updated or are missing from the Registration Statement will be provided in a future filing with the SEC.

Response: The Registrant hereby confirms that the bracketed or blank items in the Registration Statement do not contain material information that should have been included in a filing pursuant to Rule 485(a) under the 1933 Act. The Registrant also hereby confirms that any bracketed or blank items that need to be updated or are missing from the Registration Statement will be provided in a future filing.

2.

Comment: Please consider whether any of the comments received from the SEC staff in its review of the registration statement of Schwab Annuity Portfolios filed pursuant to Rule 485(a)(1) under the 1933 Act on December 22, 2016 should be carried over to the disclosure in this Registration Statement.

Response: The Registrant has reviewed the comments received from the SEC staff on the Schwab Annuity Portfolios’ registration statement filing and carried over comments that apply to the disclosure in this Registration Statement.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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